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EXHIBIT 99.4(i)

Minimum Guaranteed Death Benefit and
Terminal Illness Waiver Endorsement
E-93-9053
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                                  ENDORSEMENT

THIS ENDORSEMENT IS PART OF YOUR VARIABLE ANNUITY CONTRACT (FORM 90-53) AND SHOULD BE ATTACHED TO IT.

The Death of Annuitant provision is hereby replaced by the following:

Death of Annuitant - We will pay the death benefit proceeds to the Beneficiary if the Annuitant dies prior to the Annuity Start Date unless there is a surviving Joint or Contingent Annuitant. In such event, the surviving Joint or Contingent Annuitant becomes the Annuitant. The death benefit will be the greater of (a) the Accumulated Value as of the Valuation Date due proof of death and instructions regarding payment are received by PM; or (b) the total premiums paid into the Contract less any deductions caused by previous Partial Withdrawals; or (c) the Minimum Guaranteed Death Benefit for Contract Years six and later. No Withdrawal Charge will be imposed. The death benefit proceeds will be the death benefit reduced by the amount in the Loan Account, if any. Payment will be made when we receive acceptable proof of death and instructions regarding payment at our Home Office. Instead of a lump sum payment, the amount of the death benefit proceeds, less any applicable charge for premium taxes, may be applied towards an Annuity Option under this Contract or towards the purchase of any other annuity option we then offer.

Minimum Guaranteed Death Benefit (MGDB) - Starting in Contract Year six to Contract Year eleven, the MGDB is the Accumulated Value at the fifth Contract Anniversary, less any deductions caused by Partial Withdrawals and increased by any premium payments received since the fifth Contract Anniversary. The MGDB is adjusted on the tenth Contract Anniversary and each succeeding fifth Contract Anniversary to the greater of the most recent MGDB or the Accumulated Value as of such anniversary, and during the next premium payments since such fifth Contract Anniversary. After the Contract year in which the Annuitant reaches age 85, the MGDB will no longer be adjusted on each fifth Contract anniversary, but it will still be adjusted for deductions caused by Partial Withdrawals and for premium payments.

The Withdrawal Charge provision is hereby modified by adding the following paragraph before the last paragraph of the provision.

No Withdrawal Charge will be imposed if the Annuitant has been diagnosed with a medically determinable condition which results in a life expectancy of 12 months or less. The following conditions must be met on or before the Withdrawal request is made:

      -  A request can be made anytime after the first Contract Anniversary.

      -  The Contract must be in force on the date the request is approved.

      - We must receive written proof satisfactory to us that the Annuitant's life expectancy is 12 months or less from the date of the written request. Proof will include the certification by a licensed physician, who is not yourself or a blood relative residing in the same household. Such proof should include documentation supported by
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         clinical, radiological or laboratory evidence of the condition. We reserve the right to obtain a second medical opinion from a physician of our choice at our expense.

      - Owner or legal guardian must apply in writing for this benefit on a form supplied by us.

      -  Written consent from any assignee must be obtained.


Pacific Mutual Life Insurance Company


Chairman and Chief Executive Officer

E-93-9053